UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Summit Hotel Properties, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

866082100

(CUSIP number)

Chirag Patel

c/o NewcrestImage Holdings, LLC

1785 State Highway 26, Suite 400

Grapevine, TX 76051

(214) 774-4650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS Bright Force Investment, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,540,877 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,540,877 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,906,084 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.95% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	Represents 14,540,877 common units of limited partnership interest (“OP Units”) in Summit Hotel OP, LP, the operating partnership (the “Operating Partnership”) of Summit Hotel Properties, Inc., a Maryland corporation (the “Issuer”), held directly by Bright Force Investment, LLC, a Texas limited liability company (“Bright Force”), a wholly-owned subsidiary of NewcrestImage Holdings, LLC, a Delaware limited liability company (“Newcrest”). The OP Units are redeemable for cash equal to the then fair market value of one share of the Issuer’s common stock, $0.01 par value per share (the “Common Stock”), except that the Operating Partnership may, at its election, cause the Issuer to acquire some or all of the OP Units so presented on a one-for-one basis for shares of the Common Stock. Up to 991,542 OP Units were redeemable immediately upon issuance and the remaining OP Units became redeemable on July 13, 2022.

(2)	Represents (i) 14,540,877 OP Units held directly by Bright Force and (ii) 365,207 OP Units held directly by Supreme Bright New Orleans II, LLC, an indirect wholly-owned subsidiary of Newcrest (“Supreme Bright”, and together with Bright Force and Newcrest, the “Reporting Persons”).

(3)	The percentage of the class was calculated based on 106,824,903 shares of Common Stock outstanding as of April 22, 2022.

1.	NAMES OF REPORTING PERSONS NewcrestImage Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,906,084 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,906,084 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,906,084 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.95% (2)
14.	TYPE OF REPORTING PERSON OO

(1)

Represents 14,540,877 OP Units held directly by Bright Force, a wholly-owned subsidiary of Newcrest, and 365,207 OP Units held directly by Supreme Bright. As the sole member of Bright Force and the indirect owner of all of the membership interests of Supreme Bright, Newcrest may be deemed to share the voting and dispositive power with respect to these shares as a result of this relationship with each of Bright Force and Supreme Bright and its control of Bright Force and Supreme Bright. In addition, Newcrest may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. Voting and disposition decisions with respect to these shares by Bright Force and Supreme Bright requires the approval of at least three of the five members of a special committee of the Board of Managers of Newcrest.

(2)	The percentage of the class was calculated based on 106,824,903 shares of Common Stock outstanding as of April 22, 2022.

1.	NAMES OF REPORTING PERSONS Supreme Bright New Orleans II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,207 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 365,207 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,906,084 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.95% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	Represents 365,207 OP Units held directly by Supreme Bright, an indirect wholly-owned subsidiary of Newcrest. The OP Units are redeemable for cash equal to the then fair market value of one share of Common Stock, except that the Operating Partnership may, at its election, cause the Issuer to acquire some or all of the OP Units so presented on a one-for-one basis for shares of the Common Stock. These OP Units became redeemable on July 13, 2022.

(2)	Represents (i) 365,207 OP Units held directly by Supreme Bright and (ii) 14,540,877 OP Units held directly by Bright Force.

(3)	The percentage of the class was calculated based on 106,824,903 shares of Common Stock outstanding as of April 22, 2022.

ITEM 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.01 per share, of Summit Hotel Properties, Inc. The address of the principal executive offices of the Issuer is 13215 Bee Cave Parkway, Suite B-300, Austin, Texas 78738.

ITEM 2. Identity and Background.

(a)	This Schedule 13D is being filed jointly by Bright Force Investment, LLC, a Texas limited liability company, NewcrestImage Holdings, LLC, a Delaware limited liability company, in its capacity as sole member of Bright Force and indirect owner of all of the membership interests of Supreme Bright, and Supreme Bright New Orleans II, LLC, a Louisiana limited liability company.

(b)	The business address of each of the foregoing Reporting Persons is c/o NewcrestImage Holdings, LLC, 1785 State Highway 26, Suite 400, Grapevine, Texas 76051.

(c)	Bright Force’s principal business consists of owning 14,540,877 OP Units. Previously, Bright Force owned interests in certain properties contributed to the Joint Venture as described below.

Newcrest’s principal business consists of owning various investments in real estate and common stock.

Supreme Bright’s principal business consists of owning 365,207 OP Units. Previously, Supreme Bright owned an interest in a property contributed to the Joint Venture as described below.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 hereof are hereby incorporated by reference into this Item 3, as applicable.

On January 13, 2022, the Issuer completed the transactions contemplated by that certain Contribution and Purchase Agreement (the “Contribution and Purchase Agreement”) by and among the Operating Partnership, Summit Hospitality JV, LP (the “Joint Venture,” together with the Operating Partnership, the “Venture”), Newcrest and NewcrestImage Holdings II, LLC (together with Newcrest, “NewcrestImage”). Pursuant to the Contribution and Purchase Agreement, the Joint Venture acquired from NewcrestImage (the “First Acquisition”) a portfolio of certain properties for an aggregate purchase price of $766.0 million, paid in the form of 15,314,494 OP Units, 1,958,429 units of the Operating Partnership’s 5.25% Series Z Cumulative Perpetual Preferred Units (“Series Z Preferred Units”), $382.0 million cash draw from a term loan entered into by subsidiaries of the Joint Venture, the assumption by a subsidiary of the Joint Venture of approximately $6.5 million in debt and approximately $174.1 million cash contributed by an affiliate of the Joint Venture. In connection with the First Acquisition, the Reporting Persons received an aggregate of 14,355,904 OP Units and persons other than the Reporting Persons received an aggregate of 958,590 OP Units.

On March 23, 2022, the Joint Venture acquired an additional property from NewcrestImage (together with the First Acquisition, the “Acquisition”) for a purchase price of $56.0 million, which was paid in the form of 550,180 OP Units, 41,571 Series Z Preferred Units, $13.8 million cash contributed by an affiliate of the Joint Venture and $28.0 million cash proceeds from a draw on the term loan entered into by subsidiaries of the Joint Venture.

In connection with the Acquisition, on January 13, 2022, Bright Force entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer, Sagestar Family, LLC (“Sagestar Family”) and C&D Family Holdings, LLC (“C&D Family Holdings”). Pursuant to the Registration Rights Agreement, the Issuer filed a Form S-3ASR on May 9, 2022 to register the issuance or resale, as applicable, the Common Stock issuable upon redemption of, or in exchange for, the OP Units received upon closing of the Acquisition. Each OP Unit is redeemable for cash equal to the then fair market value of one share of Common Stock, except that the Operating Partnership may, at its election, cause the Issuer to acquire some or all of the OP Units so presented on a one-for-one basis for shares of the Issuer’s Common Stock. Up to 991,542 OP Units were redeemable immediately upon issuance and the remaining OP Units became redeemable on July 13, 2022. The Contribution and Purchase Agreement valued each OP Unit at $10.0853 per unit.

In connection with the Acquisition, on January 13, 2022, the Operating Partnership also entered into a Tax Protection Agreement (the “Tax Protection Agreement”) with Newcrest, Sagestar Family and C&D Family Holdings. Pursuant to the Tax Protection Agreement, the Operating Partnership has agreed to indemnify Newcrest for certain tax liabilities resulting from the sale, exchange, transfer or other disposition of a property contributed by Newcrest. The indemnification period with respect to the OP Units it is up to seven years but will end earlier if Newcrest or its affiliates dispose of more than 75% of the OP Units.

ITEM 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 hereof are hereby incorporated by reference into this Item 4, as applicable.

The Reporting Persons acquired the OP Units in connection with the completion of the transactions contemplated by the Contribution and Purchase Agreement.

Director Nomination Agreement

In connection with the Acquisition, on January 13, 2022, Bright Force entered into a Director Nomination Agreement (the “Director Nomination Agreement”) with the Issuer, Sagestar Family and C&D Family Holdings. Pursuant to the Director Nomination Agreement, for so long as the total number of shares of Common Stock and OP Units owned of record by Bright Force, Sagestar Family and C&D Family Holdings or their affiliates is equal to at least 10% of the sum of (X) the number of shares of Common Stock outstanding plus (Y) the number of OP Units outstanding that are not owned directly or indirectly by the Issuer, Bright Force, Sagestar Family and C&D Family Holdings and such affiliates will have the collective right to designate one individual as a nominee for election to the Issuer’s Board of Directors (the “Board”) at each annual meeting of the stockholders of the Issuer (or special meeting of the stockholders in lieu of an annual meeting at which directors of the Issuer are to be elected).

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons may also seek information from management and the Issuer’s Board, and may engage in further discussions with management, the Issuer’s Board, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of shares of Common Stock.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5. Interest in Securities of the Issuer.

(a), (b)	Each of the Reporting Persons has shared voting and shared dispositive power, and may be deemed a beneficial owner of, 14,906,084 shares of Common Stock of the Issuer, which represents approximately 13.95% of the total issued and outstanding shares of Common Stock of the Issuer based upon 106,824,903 shares of Common Stock outstanding at April 22, 2022, as reported by the Issuer. The OP Units are redeemable for cash equal to the then fair market value of one share of the Common Stock, except that the Operating Partnership may, at its election, cause the Issuer to acquire some or all of the OP Units so presented on a one-for-one basis for shares of the Common Stock

(c)	No transactions in the Common Stock were effected by the Reporting Persons during the 60-day period ended July 25, 2022.

(d)	The Reporting Persons do not know of any other person having the right to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities described herein.

(e)	Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2:	Contribution and Purchase Agreement, dated as of November 2, 2021, by and among Summit Hotel OP, LP, Summit Hospitality JV, LP, NewcrestImage Holdings, LLC and NewcrestImage Holdings II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 3, 2021).
Exhibit 3:	Registration Rights Agreement, dated as of January 13, 2022, by and among Summit Hotel Properties, Inc., Bright Force Investment, LLC, Sagestar Family, LLC and C&D Family Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 14, 2022).
Exhibit 4:	Director Nomination Agreement, dated as of January 13, 2022, by and among Summit Hotel Properties, Inc., Bright Force Investment, LLC, Sagestar Family, LLC and C&D Family Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 14, 2022).
Exhibit 5:	Tax Protection Agreement, dated as of January 13, 2022, by and among Summit Hotel OP, LP, NewcrestImage Holdings, LLC, Sagestar Family, LLC and C&D Family Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 14, 2022).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 25th day of July, 2022.

BRIGHT FORCE INVESTMENT, LLC

By:	/s/ Chirag Patel
Name: Chirag Patel
Title: Manager

NEWCRESTIMAGE HOLDINGS, LLC

By:	/s/ Chirag Patel
Name: Chirag Patel
Title: Manager

SUPREME BRIGHT NEW ORLEANS II, LLC

By:	/s/ Chirag Patel
Name: Chirag Patel
Title: Manager